

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2017

Andrii Guzii
President
Strong Solutions, Inc.
2/13 Korolenko str.
Kharkov, Ukraine 61000

> **Re:** **Strong Solutions, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 1, 2017**
> **File No. 0-55819**

Dear Mr. Guzii:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jackson Morris, Esq.